Exhibit 2

2018 THIRD QUARTER RESULTS Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH Investor Relations Pablo Gutiérrez +57 (1) 603-9051 E-mail: pabloantonio.gutierrez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

CEMEX LatAm Holdings

| | January - September | | | Third Quarter | | |
|---|---|---|---|---|---|---|
| | 2018 | 2017 | % var | 2018 | 2017 | % var |
| Consolidated cement volume | 4,969 | 5,455 | (9%) | 1,638 | 1,812 | (10%) |
| Consolidated domestic gray cement volume | 4,366 | 4,757 | (8%) | 1,462 | 1,571 | (7%) |
| Consolidated ready-mix volume | 1,945 | 2,197 | (11%) | 658 | 721 | (9%) |
| Consolidated aggregates volume | 4,794 | 5,234 | (8%) | 1,559 | 1,695 | (8%) |
| Net sales | 849 | 928 | (9%) | 277 | 302 | (8%) |
| Gross profit | 346 | 410 | (15%) | 114 | 129 | (12%) |
| as % of net sales | 40.8% | 44.1% | (3.3pp) | 41.1% | 42.7% | (1.6pp) |
| Operating earnings before other expenses, net | 129 | 184 | (30%) | 41 | 55 | (26%) |
| as % of net sales | 15.2% | 19.8% | (4.6pp) | 14.8% | 18.3% | (3.5pp) |
| Controlling interest net income (loss) | 53 | 79 | (33%) | 20 | 28 | (30%) |
| Operating EBITDA | 188 | 242 | (22%) | 60 | 72 | (17%) |
| as % of net sales | 22.1% | 26.1% | (4.0pp) | 21.7% | 23.9% | (2.2pp) |
| Free cash flow after maintenance capital expenditures | 35 | 77 | (55%) | 16 | 19 | (13%) |
| Free cash flow | 34 | 46 | (26%) | 17 | 17 | 3% |
| Net debt | 811 | 881 | (8%) | 811 | 881 | (8%) |
| Total debt | 834 | 922 | (10%) | 834 | 922 | (10%) |
| Earnings of continuing operations per share | 0.10 | 0.13 | (21%) | 0.05 | 0.05 | (6%) |
| Shares outstanding at end of period | 557 | 557 | 0% | 557 | 557 | 0% |
| Employees | 4,156 | 4,351 | (4%) | 4,156 | 4,351 | (4%) |

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

**Consolidated net sales** during the third quarter of 2018 declined by 8% compared to those in the third quarter of 2017. The decline is mainly due to lower volumes partially offset by higher cement prices.

**Cost of sales** as a percentage of net sales during the third quarter increased by 1.6pp from 57.3% to 58.9%, on a year-over-year basis.

**Operating expenses** as a percentage of net sales during the quarter increased by 1.8pp from 24.5% to 26.3%, compared to those of the same period of 2017.

**Operating EBITDA** during the third quarter of 2018 declined by 17% compared to that of the third quarter of 2017. The decline is mainly explained by lower results in Panama and Nicaragua, partially offset by improvements in Colombia.

**Operating EBITDA margin** during the third quarter of 2018 declined by 2.2pp, compared to that of the third quarter of 2017.

**Controlling interest net income** during the third quarter of 2018 reached US$20 million, compared to US$28 million in the same quarter of 2017. The decline was primarily driven by lower gross profit and a negative effect in discontinued operations, partially offset by a positive effect in other expenses, net, as well as lower financial expenses and taxes.

**Total debt** decreased by US$61 million during the quarter, reaching US$834 million.

2018 Third Quarter Results Page 2

OPERATING RESULTS

CEMEX LatAm Holdings

## Colombia

| | January - September | | | Third Quarter | | |
|---|---|---|---|---|---|---|
| | 2018 | 2017 | % var | 2018 | 2017 | % var |
| Net sales | 399 | 432 | (8%) | 134 | 142 | (5%) |
| Operating EBITDA | 73 | 83 | (12%) | 26 | 22 | 16% |
| Operating EBITDA margin | 18.2% | 19.2% | (1.0pp) | 19.4% | 15.9% | 3.5pp |

In millions of US dollars, except percentages.

| | Domestic gray cement | | Ready-Mix | | Aggregates | |
|---|---|---|---|---|---|---|
| | January - September | Third Quarter | January - September | Third Quarter | January - September | Third Quarter |
| Volume | (10%) | (8%) | (13%) | (11%) | (13%) | (12%) |
| Price (USD) | 3% | 6% | 2% | (0%) | 0% | 0% |
| Price (local currency) | 2% | 6% | 0% | (0%) | (2%) | 0% |

Year-over-year percentage variation.

In Colombia, during the third quarter our domestic gray cement, ready-mix and aggregates volumes declined by 8%, 11%, and 12%, respectively, compared to those of the third quarter of 2017. For the first nine months of the year, our domestic gray cement, ready-mix and aggregates volumes decreased by 10%, 13%, and 13%, respectively, compared to those of the same period of 2017.

Cement volumes increased by 7% sequentially during the third quarter reflecting the acceleration of industry demand after the elections, as well as a slight improvement in our estimated market position on a sequential basis.

Our cement prices in local currency during the quarter were 6% higher on a year-over-year basis.

## Panama

| | January - September | | | Third Quarter | | |
|---|---|---|---|---|---|---|
| | 2018 | 2017 | % var | 2018 | 2017 | % var |
| Net sales | 169 | 212 | (20%) | 58 | 71 | (18%) |
| Operating EBITDA | 51 | 88 | (42%) | 16 | 30 | (44%) |
| Operating EBITDA margin | 30.2% | 41.3% | (11.1pp) | 28.5% | 42.1% | (13.6pp) |

In millions of US dollars, except percentages.

| | Domestic gray cement | | Ready-Mix | | Aggregates | |
|---|---|---|---|---|---|---|
| | January - September | Third Quarter | January - September | Third Quarter | January - September | Third Quarter |
| Volume | (20%) | (16%) | (18%) | (9%) | (7%) | (13%) |
| Price (USD) | (1%) | (1%) | (8%) | (9%) | (0%) | 9% |
| Price (local currency) | (1%) | (1%) | (8%) | (9%) | (0%) | 9% |

Year-over-year percentage variation.

In Panama during the third quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 16%, 9%, and 13%, respectively, compared to those in the third quarter of 2017. For the first nine months of 2018, our domestic gray cement, ready-mix and aggregates volumes declined by 20%, 18%, and 7%, respectively, compared to those in the same period of 2017.

Our cement volumes improved by 10% during the third quarter on a sequential basis, mostly due to a low comparison base with the previous quarter which was affected by the construction-workers strike.

Our quarterly cement volumes declined on a year-over-year basis mainly due to a subdued market demand. Weakness in the residential sector was partially offset by improvements in infrastructure activity. Please note that we observed no significant imports during the quarter.

2018 Third Quarter Results Page 3

OPERATING RESULTS

## Costa Rica

| | January - September | | | Third Quarter | | |
|---|---|---|---|---|---|---|
| | 2018 | 2017 | % var | 2018 | 2017 | % var |
| Net sales | 112 | 114 | (2%) | 33 | 37 | (11%) |
| Operating EBITDA | 37 | 40 | (8%) | 11 | 13 | (12%) |
| Operating EBITDA margin | 32.9% | 35.2% | (2.3pp) | 34.8% | 35.1% | (0.3pp) |

In millions of US dollars, except percentages.

| | Domestic gray cement | | Ready-Mix | | Aggregates | |
|---|---|---|---|---|---|---|
| | January - September | Third Quarter | January - September | Third Quarter | January - September | Third Quarter |
| Volume | 6% | (4%) | 10% | (6%) | 9% | 18% |
| Price (USD) | 2% | 3% | 2% | 7% | (13%) | (21%) |
| Price (local currency) | 2% | 3% | 2% | 8% | (13%) | (21%) |

Year-over-year percentage variation.

In Costa Rica, during the third quarter our domestic gray cement and ready-mix volumes declined by 4% and 6%, respectively, while our aggregates volumes increased by 18%, compared to those in the third quarter of 2017. For the first nine months of the year our domestic gray cement, ready-mix and aggregates volumes increased by 6%, 10% and 9%, respectively, compared to those of the same period of 2017.

Our national cement consumption estimates indicate that demand declined by around 9% during the third quarter. About 2 percentage points of this decline was due to a state-workers strike that lowered activity for 21 days in September. Our cement volumes outperformed the industry during the quarter due to an improvement in our estimated market position on a year-over-year basis. However, on a sequential basis, our estimated position declined during the quarter due to a new competitor that commissioned its grinding mill in July. Our volumes during the quarter were supported by ongoing projects like the wholesale market in the North-Pacific region and the new building for the Parliament. Additionally, two relevant projects started consumption during the quarter: the new Central-Bank building and the new Coca-Cola plant.

## Rest of CLH

| | January - September | | | Third Quarter | | |
|---|---|---|---|---|---|---|
| | 2018 | 2017 | % var | 2018 | 2017 | % var |
| Net sales | 180 | 189 | (5%) | 56 | 57 | (2%) |
| Operating EBITDA | 56 | 68 | (17%) | 16 | 20 | (21%) |
| Operating EBITDA margin | 31.2% | 35.8% | (4.6pp) | 27.7% | 34.2% | (6.5pp) |

In millions of US dollars, except percentages.

| | Domestic gray cement | | Ready-Mix | | Aggregates | |
|---|---|---|---|---|---|---|
| | January - September | Third Quarter | January - September | Third Quarter | January - September | Third Quarter |
| Volume | (3%) | 2% | 5% | 12% | 6% | (17%) |
| Price (USD) | (2%) | (4%) | (4%) | (11%) | (11%) | (25%) |
| Price (local currency) | 1% | (0%) | (1%) | (7%) | (6%) | (21%) |

Year-over-year percentage variation.

In the Rest of CLH, region which includes our operations in Nicaragua, Guatemala and El Salvador, during the third quarter our domestic gray cement and ready-mix volumes increased by 2% and 12%, respectively, while our aggregates volumes declined by 17%, compared to those in the third quarter of 2017. During the first nine months of 2018, our domestic gray cement decreased by 3%, while our ready-mix and aggregates volumes increased by 5% and 6%, respectively, compared to those in the same period of 2017.

In Nicaragua, although violence in the country receded, consumer and business confidence has been severely damaged by the socio-political crisis, affecting particularly the tourism and construction sectors. During the quarter, our cement volumes were mainly supported by the continued activity in ongoing road projects from the government. With regards to Guatemala, the residential and industrial-and-commercial sectors were the main drivers of demand during the quarter, supported by vertical-housing projects and shopping malls in Guatemala City.

2018 Third Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

CEMEX LatAm Holdings

## Operating EBITDA and free cash flow

| | January - September | | | Third Quarter | | |
|---|---|---|---|---|---|---|
| | 2018 | 2017 | % var | 2018 | 2017 | % var |
| **Operating earnings before other expenses, net** | **129** | **184** | **(30%)** | **41** | **55** | **(26%)** |
| + Depreciation and operating amortization | 59 | 58 | | 19 | 17 | |
| **Operating EBITDA** | **188** | **242** | **(22%)** | **60** | **72** | **(17%)** |
| - Net financial expense | 43 | 47 | | 14 | 14 | |
| - Capital expenditures for maintenance | 26 | 36 | | 11 | 13 | |
| - Change in working Capital | 10 | (8) | | 0 | 5 | |
| - Taxes paid | 40 | 83 | | 15 | 19 | |
| - Other cash items (Net) | 32 | 4 | | 4 | 2 | |
| - Free cash flow discontinued operations | 1 | 4 | | (2) | 1 | |
| **Free cash flow after maintenance capital exp** | **35** | **77** | **(55%)** | **16** | **19** | **(13%)** |
| - Strategic Capital expenditures | 0 | 30 | | (1) | 2 | |
| **Free cash flow** | **34** | **46** | **(26%)** | **17** | **17** | **3%** |

In millions of US dollars, except percentages.

Additionally, we received about 31 million dollars during the third quarter related to the gross proceeds from the sale of our cement-distribution business in Brazil. Free cash flow and the proceeds from the Brazil divestment were mainly used to reduce debt during the quarter. Net debt decreased by 45 million dollars in this period, reaching 811 million. The net-debt-to-EBITDA ratio dropped to 3.1 times, despite the lower EBITDA.

## Information on Debt

| | Third Quarter | | | Second Quarter |
|---|---|---|---|---|
| | 2018 | 2017 | % var | 2018 |
| **Total debt [1, 2]** | **834** | **922** | | **895** |
| Short term | 24% | 16% | | 23% |
| Long term | 76% | 84% | | 77% |
| Cash and cash equivalents | 24 | 41 | (43%) | 39 |
| **Net debt** | **811** | **881** | **(8%)** | **856** |
| **Net debt / EBITDA** | **3.1x** | **2.7x** | | **3.2x** |

| | Third Quarter | |
|---|---|---|
| | 2018 | 2017 |
| **Currency denomination** | | |
| U.S. dollar | 99% | 98% |
| Colombian peso | 1% | 2% |
| **Interest rate** | | |
| Fixed | 60% | 65% |
| Variable | 40% | 35% |

In millions of US dollars, except percentages.

[1] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).

[2] Represents the consolidated balances of CLH and subsidiaries.

2018 Third Quarter Results

Page 5

OPERATING RESULTS

CEMEX LatAm Holdings

## Income statement & balance sheet

**CEMEX Latam Holdings, S.A. and Subsidiaries**
**in thousands of U.S. Dollars, except per share amounts**

| | January - September | | | Third Quarter | | |
|---|---|---|---|---|---|---|
| INCOME STATEMENT | 2018 | 2017 | % var | 2018 | 2017 | % var |
| Net sales | 848,520 | 928,187 | (9%) | 276,617 | 301,717 | (8%) |
| Cost of sales | (502,189) | (518,621) | 3% | (162,791) | (172,784) | 6% |
| **Gross profit** | **346,331** | **409,566** | **(15%)** | **113,826** | **128,933** | **(12%)** |
| Operating expenses | (217,115) | (225,634) | 4% | (72,765) | (73,811) | 1% |
| **Operating earnings before other expenses, net** | **129,216** | **183,932** | **(30%)** | **41,061** | **55,122** | **(26%)** |
| Other expenses, net | (704) | (6,047) | 88% | 5,321 | (4,584) | n/a |
| **Operating earnings** | **128,512** | **177,885** | **(28%)** | **46,382** | **50,538** | **(8%)** |
| Financial expenses | (42,938) | (46,592) | 8% | (13,784) | (14,469) | 5% |
| Other income (expenses), net | 10,589 | (1,082) | n/a | 5,604 | 7,224 | (22%) |
| **Net income before income taxes** | **96,163** | **130,211** | **(26%)** | **38,202** | **43,293** | **(12%)** |
| Income tax | (33,344) | (45,155) | 26% | (9,789) | (13,036) | 25% |
| **Profit of continuing operations** | 62,819 | 85,056 | (26%) | 28,413 | 30,257 | (6%) |
| Discontinued operations | (9,383) | (5,560) | (69%) | (8,659) | (2,083) | (316%) |
| **Consolidated net income** | **53,436** | **79,496** | **(33%)** | **19,754** | **28,174** | **(30%)** |
| Non-controlling Interest Net Income | (186) | (288) | 35% | (107) | (99) | (8%) |
| **Controlling Interest Net Income** | **53,250** | **79,208** | **(33%)** | **19,647** | **28,075** | **(30%)** |
| | | | | | | |
| **Operating EBITDA** | **187,739** | **242,089** | **(22%)** | **60,016** | **72,191** | **(17%)** |
| **Earnings of continued operations per share** | **0.10** | **0.13** | **(21%)** | **0.05** | **0.05** | **(6%)** |
| **Earnings of discontinued operations per share** | **(0.02)** | **(0.01)** | **(69%)** | **(0.02)** | **(0.00)** | **(316%)** |

| | as of September 30 | | |
|---|---|---|---|
| BALANCE SHEET | 2018 | 2017 | % var |
| **Total Assets** | **3,118,344** | **3,367,493** | **(7%)** |
| Cash and Temporary Investments | 23,564 | 41,401 | (43%) |
| Trade Accounts Receivables | 107,937 | 125,287 | (14%) |
| Other Receivables | 56,064 | 67,647 | (17%) |
| Inventories | 79,178 | 78,236 | 1% |
| Assets held for sale | 0 | 0 | n/a |
| Other Current Assets | 21,213 | 14,929 | 42% |
| Current Assets | 287,956 | 327,500 | (12%) |
| Fixed Assets | 1,219,337 | 1,265,865 | (4%) |
| Other Assets | 1,611,051 | 1,774,128 | (9%) |
| **Total Liabilities** | **1,570,766** | **1,816,889** | **(14%)** |
| Liabilities available for sale | 0 | 0 | n/a |
| Other Current Liabilities | 487,499 | 501,456 | (3%) |
| Current Liabilities | 487,499 | 501,456 | (3%) |
| Long-Term Liabilities | 1,068,446 | 1,300,131 | (18%) |
| Other Liabilities | 14,821 | 15,302 | (3%) |
| **Consolidated Stockholders' Equity** | **1,547,578** | **1,550,604** | **(0%)** |
| Non-controlling Interest | 5,624 | 5,146 | 9% |
| Stockholders' Equity Attributable to Controlling Interest | 1,541,954 | 1,545,458 | (0%) |

2018 Third Quarter Results Page 6

OPERATING RESULTS

## Income statement & balance sheet

### CEMEX Latam Holdings, S.A. and Subsidiaries

**in millions of Colombian Pesos in nominal terms, except per share amounts**

| | January - September | | | Third Quarter | | |
|---|---|---|---|---|---|---|
| INCOME STATEMENT | 2018 | 2017 | % var | 2018 | 2017 | % var |
| Net sales | 2,448,660 | 2,732,285 | (10%) | 818,353 | 892,419 | (8%) |
| Cost of sales | (1,449,217) | (1,526,655) | 5% | (481,605) | (511,062) | 6% |
| **Gross profit** | **999,443** | **1,205,630** | **(17%)** | **336,745** | **381,357** | **(12%)** |
| Operating expenses | (626,550) | (664,192) | 6% | (215,271) | (218,316) | 1% |
| **Operating earnings before other expenses, net** | **372,893** | **541,438** | **(31%)** | **121,475** | **163,041** | **(25%)** |
| Other expenses, net | (2,033) | (17,802) | 89% | 15,743 | (13,560) | n/a |
| **Operating earnings** | **370,860** | **523,636** | **(29%)** | **137,217** | **149,481** | **(8%)** |
| Financial expenses | (123,909) | (137,151) | 10% | (40,779) | (42,796) | 5% |
| Other income (expenses), net | 30,557 | (3,185) | n/a | 16,579 | 21,369 | (22%) |
| **Net income before income taxes** | **277,508** | **383,300** | **(28%)** | **113,018** | **128,054** | **(12%)** |
| Income tax | (96,226) | (132,923) | 28% | (28,960) | (38,561) | 25% |
| **Profit of continuing operations** | 181,282 | 250,377 | (28%) | 84,058 | 89,493 | (6%) |
| Discontinued operations | (27,078) | (16,368) | (65%) | (25,616) | (6,160) | (316%) |
| **Consolidated net income** | **154,204** | **234,011** | **(34%)** | **58,442** | **83,333** | **(30%)** |
| Non-controlling Interest Net Income | (535) | (847) | 37% | (317) | (292) | (9%) |
| **Controlling Interest Net Income** | **153,669** | **233,164** | **(34%)** | **58,126** | **83,041** | **(30%)** |
| | | | | | | |
| **Operating EBITDA** | **541,776** | **712,633** | **(24%)** | **177,552** | **213,525** | **(17%)** |
| **Earnings of continued operations per share** | **326** | **450** | **(28%)** | **151** | **161** | **(6%)** |
| **Earnings of discontinued operations per share** | **(49)** | **(29)** | **65%** | **(46)** | **(11)** | **(316%)** |

| | as of September 30 | | |
|---|---|---|---|
| BALANCE SHEET | 2018 | 2017 | % var |
| **Total Assets** | **9,268,281** | **9,904,032** | **(6%)** |
| Cash and Temporary Investments | 70,035 | 121,762 | (42%) |
| Trade Accounts Receivables | 320,807 | 368,479 | (13%) |
| Other Receivables | 166,632 | 198,955 | (16%) |
| Inventories | 235,333 | 230,095 | 2% |
| Assets held for sale | 0 | 0 | n/a |
| Other Current Assets | 63,050 | 43,908 | 44% |
| Current Assets | 855,857 | 963,199 | (11%) |
| Fixed Assets | 3,624,088 | 3,722,997 | (3%) |
| Other Assets | 4,788,336 | 5,217,836 | (8%) |
| **Total Liabilities** | **4,668,600** | **5,343,596** | **(13%)** |
| Liabilities available for sale | 0 | 0 | n/a |
| Other Current Liabilities | 1,448,936 | 1,474,816 | (2%) |
| Current Liabilities | 1,448,936 | 1,474,816 | (2%) |
| Long-Term Liabilities | 3,175,613 | 3,823,776 | (17%) |
| Other Liabilities | 44,051 | 45,004 | (2%) |
| **Consolidated Stockholders' Equity** | **4,599,681** | **4,560,436** | **1%** |
| Non-controlling Interest | 16,716 | 15,135 | 10% |
| Stockholders' Equity Attributable to Controlling Interest | 4,582,964 | 4,545,301 | 1% |

2018 Third Quarter Results

Page 7

OPERATING RESULTS

## Operating Summary per Country

**in thousands of U.S. dollars**
**Operating EBITDA margin as a percentage of net sales**

| | January - September | | | Third Quarter | | |
|---|---|---|---|---|---|---|
| | 2018 | 2017 | % var | 2018 | 2017 | % var |
| **NET SALES** | | | | | | |
| Colombia | 399,249 | 432,019 | (8%) | 134,274 | 141,501 | (5%) |
| Panama | 169,412 | 211,792 | (20%) | 57,932 | 70,593 | (18%) |
| Costa Rica | 111,931 | 113,732 | (2%) | 32,999 | 37,168 | (11%) |
| Rest of CLH | 180,129 | 189,243 | (5%) | 56,128 | 57,354 | (2%) |
| *Others and intercompany eliminations* | (12,201) | (18,599) | 34% | (4,716) | (4,899) | 4% |
| **TOTAL** | **848,520** | **928,187** | **(9%)** | **276,617** | **301,717** | **(8%)** |
| **GROSS PROFIT** | | | | | | |
| Colombia | 152,405 | 159,132 | (4%) | 53,234 | 47,812 | 11% |
| Panama | 66,844 | 100,085 | (33%) | 22,044 | 34,530 | (36%) |
| Costa Rica | 51,503 | 52,981 | (3%) | 16,469 | 17,529 | (6%) |
| Rest of CLH | 73,957 | 84,244 | (12%) | 21,485 | 24,985 | (14%) |
| *Others and intercompany eliminations* | 1,622 | 13,124 | (88%) | 594 | 4,077 | (85%) |
| **TOTAL** | **346,331** | **409,566** | **(15%)** | **113,826** | **128,933** | **(12%)** |
| **OPERATING EARNINGS BEFORE OTHER EXPENSES, NET** | | | | | | |
| Colombia | 51,516 | 63,506 | (19%) | 19,050 | 17,144 | 11% |
| Panama | 39,707 | 74,593 | (47%) | 12,644 | 25,845 | (51%) |
| Costa Rica | 33,214 | 36,081 | (8%) | 10,298 | 11,581 | (11%) |
| Rest of CLH | 51,281 | 63,361 | (19%) | 14,024 | 18,096 | (23%) |
| *Others and intercompany eliminations* | (46,502) | (53,609) | 13% | (14,955) | (17,544) | 15% |
| **TOTAL** | **129,216** | **183,932** | **(30%)** | **41,061** | **55,122** | **(26%)** |
| **OPERATING EBITDA** | | | | | | |
| Colombia | 72,507 | 82,813 | (12%) | 26,059 | 22,448 | 16% |
| Panama | 51,183 | 87,515 | (42%) | 16,490 | 29,688 | (44%) |
| Costa Rica | 36,832 | 40,058 | (8%) | 11,483 | 13,050 | (12%) |
| Rest of CLH | 56,185 | 67,782 | (17%) | 15,539 | 19,612 | (21%) |
| *Others and intercompany eliminations* | (28,968) | (36,079) | 20% | (9,555) | (12,607) | 24% |
| **TOTAL** | **187,739** | **242,089** | **(22%)** | **60,016** | **72,191** | **(17%)** |
| **OPERATING EBITDA MARGIN** | | | | | | |
| Colombia | 18.2% | 19.2% | | 19.4% | 15.9% | |
| Panama | 30.2% | 41.3% | | 28.5% | 42.1% | |
| Costa Rica | 32.9% | 35.2% | | 34.8% | 35.1% | |
| Rest of CLH | 31.2% | 35.8% | | 27.7% | 34.2% | |
| **TOTAL** | **22.1%** | **26.1%** | | **21.7%** | **23.9%** | |

2018 Third Quarter Results Page 8

OPERATING RESULTS

## Volume Summary

### Consolidated volume summary

**Cement and aggregates in thousands of metric tons**
**Ready mix in thousands of cubic meters**

| | January - September | | | Third Quarter | | |
|---|---|---|---|---|---|---|
| | 2018 | 2017 | % var | 2018 | 2017 | % var |
| Total cement volume [1] | 4,969 | 5,455 | (9%) | 1,638 | 1,812 | (10%) |
| Total domestic gray cement volume | 4,366 | 4,757 | (8%) | 1,462 | 1,571 | (7%) |
| Total ready-mix volume | 1,945 | 2,197 | (11%) | 658 | 721 | (9%) |
| Total aggregates volume | 4,794 | 5,234 | (8%) | 1,559 | 1,695 | (8%) |

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

### Per-country volume summary

| | January - September | Third Quarter | Third Quarter 2018 |
|---|---|---|---|
| | 2018 vs. 2017 | 2018 vs. 2017 | vs. Second Quarter 2018 |
| **DOMESTIC GRAY CEMENT** | | | |
| Colombia | (10%) | (8%) | 7% |
| Panama | (20%) | (16%) | 10% |
| Costa Rica | 6% | (4%) | (20%) |
| Rest of CLH | (3%) | 2% | (3%) |
| **READY-MIX** | | | |
| Colombia | (13%) | (11%) | 4% |
| Panama | (18%) | (9%) | 36% |
| Costa Rica | 10% | (6%) | (7%) |
| Rest of CLH | 5% | 12% | (13%) |
| **AGGREGATES** | | | |
| Colombia | (13%) | (12%) | 4% |
| Panama | (7%) | (13%) | 4% |
| Costa Rica | 9% | 18% | 13% |
| Rest of CLH | 6% | (17%) | (66%) |

2018 Third Quarter Results Page 9

OPERATING RESULTS

## Price Summary

### Variation in U.S. dollars

| | January - September 2018 vs. 2017 | Third Quarter 2018 vs. 2017 | Third Quarter 2018 vs. Second Quarter 2018 |
|---|---|---|---|
| **DOMESTIC GRAY CEMENT** | | | |
| Colombia | 3% | 6% | (4%) |
| Panama | (1%) | (1%) | (1%) |
| Costa Rica | 2% | 3% | (2%) |
| Rest of CLH | (2%) | (4%) | (2%) |
| **READY-MIX** | | | |
| Colombia | 2% | (0%) | (5%) |
| Panama | (8%) | (9%) | 2% |
| Costa Rica | 2% | 7% | 2% |
| Rest of CLH | (4%) | (11%) | (2%) |
| **AGGREGATES** | | | |
| Colombia | 0% | 0% | (0%) |
| Panama | (0%) | 9% | 10% |
| Costa Rica | (13%) | (21%) | (10%) |
| Rest of CLH | (11%) | (25%) | 0% |

For Rest of CLH, volume-weighted average prices.

### Variation in local currency

| | January - September 2018 vs. 2017 | Third Quarter 2018 vs. 2017 | Third Quarter 2018 vs. Second Quarter 2018 |
|---|---|---|---|
| **DOMESTIC GRAY CEMENT** | | | |
| Colombia | 2% | 6% | (1%) |
| Panama | (1%) | (1%) | (1%) |
| Costa Rica | 2% | 3% | (1%) |
| Rest of CLH | 1% | (0%) | (1%) |
| **READY-MIX** | | | |
| Colombia | 0% | (0%) | (2%) |
| Panama | (8%) | (9%) | 2% |
| Costa Rica | 2% | 8% | 3% |
| Rest of CLH | (1%) | (7%) | (0%) |
| **AGGREGATES** | | | |
| Colombia | (2%) | 0% | 2% |
| Panama | (0%) | 9% | 10% |
| Costa Rica | (13%) | (21%) | (9%) |
| Rest of CLH | (6%) | (21%) | 1% |

For Rest of CLH, volume-weighted average prices.

2018 Third Quarter Results Page 10

OTHER ACTIVITIES AND INFORMATION Information regarding the Tax Authority special proceeding received by CEMEX Colombia related to the income tax year 2011 On September 2012, the Colombian Tax Authority (the “Tax Authority”) notified CEMEX Colombia an ordinary request for the review of its income tax return for the fiscal year 2011 in connection with the amortization of goodwill related the acquisition of its subsidiary Lomas del Tempisque S.R.L. that was considered tax deductible in such tax return. On October 5, 2012, CEMEX Colombia filed a challenge to the arguments of the proceeding and requested the case to be dismissed. On August 9, 2013, CEMEX Colombia received from the Tax Authority a notice for verification of the income tax return, which was under audit until September 5, 2018, when CEMEX Colombia was notified of a special proceeding by the Tax Authority in which certain deductions included in such tax return of the fiscal year 2011 were rejected. The Tax Authority assessed an increase in the income tax payable by CEMEX Colombia and imposed a penalty for amounts in Colombian Pesos equivalent to approximately $28.5 million and $28.5 million, respectively. CEMEX Colombia has until December 5, 2018 to respond to the proceeding notice; and, in case an official liquidation is issued, CEMEX Colombia intends to appeal the Colombian Tax Authority’s decision and exhaust all legal recourses available, which could take between six and eight years to resolve. If a final resolution adverse to CEMEX Colombia is reached in this matter, CEMEX Colombia will have to pay the amounts determined in the official liquidation, plus the interest caused on these amounts until the payment date. In this stage of the proceedings, as of September 30, 2018, CEMEX Latam is not able to assess the likelihood of an adverse result to this matter; but if adversely resolved, this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX Latam. 2018 Third Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

### Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

### Discontinued operations and assets held for sale

On September 27, 2018, by means of two of its subsidiaries and after receiving the corresponding authorizations by local authorities, CEMEX sold its operations in Brazil as part of binding agreements entered with Votorantim Cimentos N/NE S.A. ("Votorantim") on May 24, 2018. The Company's operations in Brazil comprised mainly a water cement distribution terminal located in Manaus, Amazonas state and its operating license. The selling price was approximately US$31 million including working capital adjustments and before withholding taxes.

CEMEX Latam's operations for its operating segment in Brazil for the nine-month periods ended September 30, 2018 and 2017 are reported net of tax in the single line item "Discontinued Operations".

The following table presents condensed combined information of the income statements of CEMEX Latam discontinued operations in its operating segment in Brazil for the nine-month periods ended September 30, 2018 and 2017:

| INCOME STATEMENT | Jan - Sep | | Third Quarter | |
|---|---|---|---|---|
| (Millions of dollars) | 2018 | 2017 | 2018 | 2017 |
| Sales | 26.8 | 26.1 | 9.1 | 9.8 |
| Cost of sales and operating | (28.1) | (32.8) | (9.6) | (12.3) |
| Other expenses, net | (0.1) | 0.0 | 0.0 | 0.0 |
| Interest expense, net and others | (0.3) | 0.2 | (0.2) | 0.1 |
| Income (loss) before income tax | (1.6) | (6.5) | (0.6) | (2.4) |
| Income tax | 0.3 | 1.0 | 0.0 | 0.3 |
| Loss of discontinued operations | (1.3) | (5.6) | (0.6) | (2.1) |
| Result in sale, withholding and Fx reclassification | (8.1) | - | (8.1) | - |
| **Net loss of discontinued operations** | **(9.4)** | **(5.6)** | **(8.7)** | **(2.1)** |

### Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

### Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador.

### Exchange rates

| | January - September | | January - September | | Third Quarter | |
|---|---|---|---|---|---|---|
| | 2018 EoP | 2017 EoP | 2018 average | 2017 average | 2018 average | 2017 average |
| Colombian peso | 2,972.18 | 2,941.07 | 2,885.80 | 2,943.68 | 2,958.43 | 2,957.80 |
| Panama balboa | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Costa Rica colon | 585.80 | 574.13 | 572.57 | 572.71 | 577.18 | 575.57 |
| Euro | 0.86 | 1.12 | 0.85 | 1.11 | 0.86 | 1.12 |

Amounts provided in units of local currency per US dollar.

2018 Third Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. EoP equals End of Period. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables. 2018 Third Quarter Results Page 13